



12060774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Capital, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1901 South Meyers Road, Suite 500
(No. and Street)

Oakbrook Terrace (City) Illinois (State) 60181 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven F. Lutz (630) 545-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – if individual, state last, first, middle name)

2400 N. Main Street (Address) East Peoria (City) Illinois (State) 61611 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven F. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolf Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
MIGDALIA RAMOS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/24/12

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants



Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Capital, LLC
Oakbrook Terrace, Illinois

We have audited the accompanying statements of financial condition of **Wolf Capital, LLC** (the Company) as of December 31, 2011 and 2010, and the related statements of income and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Capital, LLC at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 15, 2012

WOLF CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash	$ 164,567	$ 168,260
Accounts receivable	9,500	12,495
Prepaid expenses	1,740	1,740
	$ 175,807	$ 182,495
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 6,947	$ 4,037
Accounts payable, related party	104,987	14,999
	111,934	19,036
MEMBER'S EQUITY	63,873	163,459
	$ 175,807	$ 182,495

See accompanying notes.

WOLF CAPITAL, LLC
STATEMENTS OF INCOME AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Fees	$ 33,119	$ 152,286
EXPENSES		
Labor	119,490	131,000
Rent	12,000	6,120
Other expenses	51,215	54,706
	182,705	191,826
NET LOSS	(149,586)	(39,540)
MEMBER'S EQUITY- BEGINNING OF YEAR	163,459	52,999
CONTRIBUTIONS FROM MEMBER	50,000	150,000
MEMBER'S EQUITY- END OF YEAR	$ 63,873	$ 163,459

See accompanying notes.

WOLF CAPITAL, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (149,586)	$ (39,540)
Adjustments to reconcile net loss to net cash used in operating activities		
Decrease in operating assets		
Accounts receivable	2,995	6,655
Increase (decrease) in operating liabilities		
Accounts payable and accrued liabilities	92,898	(86,941)
Net cash used in operating activities	(53,693)	(119,826)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member	50,000	150,000
INCREASE (DECREASE) IN CASH	(3,693)	30,174
CASH - BEGINNING OF YEAR	168,260	138,086
CASH - END OF YEAR	$ 164,567	$ 168,260

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for clients or perform custodial functions related to customer accounts. The Company performs consulting related to mergers and acquisitions and other specialized consulting. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i). The Company was organized in 2000 and obtained its license and commenced operations in 2002.

Principles of Reporting

These financial statements do not include activity of the Company's sole member, Wolf Financial Group Holdings, LLC.

Fee Income

Fee income is recognized as the services are performed or, in the case of contingent fees, upon the closing of the transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated net of an allowance for doubtful accounts of $88,348 and $86,977 at December 31, 2011 and 2010, respectively. Included in accounts receivable are unbilled services and expenses to be billed of $518 as of December 31, 2010. Based on management's experience with customers and the subsequent receipts received, management believes their estimated allowance is reasonable.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements.

Accounting for Uncertain Tax Positions

The Company is included with the parent company income tax returns that files in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by tax authorities for years before 2008.

Subsequent Events

Subsequent events have been evaluated by management through February 15, 2012, the date the financials were available for issuance.

NOTE 2. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed three months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company expensed contributions of $4,472 and $4,125 to the plan as of December 31, 2011 and 2010, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Wolf Financial Group Holdings, LLC (Holdings) which is a wholly-owned subsidiary of Wolf & Company, LLP (Wolf). The Company is related to Wolf Financial Management (WFM) by common ownership. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. Pursuant to the expense-sharing agreement, rent was paid at $1,000 per month in 2011 and $510 per month in 2010.

Expenses paid to Wolf were:

	2011	2010
Rent	$ 12,000	$ 6,120
Salary reimbursement	3,739	4,126
	$ 15,739	$ 10,246

The Company had amounts payable to Wolf in the amount of $104,987 and $14,999 as of December 31, 2011 and 2010, respectively.

On January 25, 2012, the Financial Industry Regulatory Authority (FINRA) granted the continuing membership application of Wolf Financial Management, LLC (WFM), whereby Wolf Capital, LLC (Capital) was authorized to merge into WFM with WFM being the surviving broker-dealer. Capital subsequently filed a Form BDW, thereby terminating its broker-dealer registration, and it became a branch office of WFM.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $52,633, which was $45,171 in excess of its required net capital of $7,462. The net capital of $52,633 is equal to the net capital the Company reported in its Focus Report.

NOTE 5. CASH CONCENTRATION

All of the Company's cash is held in one financial institution.

SUPPLEMENTARY INFORMATION

WOLF CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2011

NET CAPITAL			$ 63,873
NON-ALLOWABLE ASSETS			
Non-allowable receivables			9,500
Prepaid expenses			1,740
			11,240
NET CAPITAL			$ 52,633
Greater of:			
MINIMUM NET CAPITAL REQUIRED (6 2/3% of Total Liabilities)	$	7,462	
MINIMUM DOLLAR NET CAPITAL REQUIRED		5,000	
NET CAPITAL REQUIREMENT			7,462
EXCESS NET CAPITAL			$ 45,171

HEINOLD-BANWART, LTD.
Certified Public Accountants



Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member
Wolf Capital, LLC
Oakbrook Terrace, Illinois

In planning and performing our audit of the financial statements of Wolf Capital, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 15, 2012